OMB APPROVAL
UNITED STATES	OMB Number:	3235-0058
SECURITIES AND EXCHANGE COMMISSION	Expires:	April 30, 2025
Washington, D.C. 20549	Estimated average burden hours per response	2.50
FORM 12b-25	SEC FILE NUMBER 001-38659
NOTIFICATION OF LATE FILING	CUSIP NUMBER 09073N300

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BioSig Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

55 Greens Farms Road, 1st Floor
Address of Principal Executive Office (Street and Number)

Westport, CT 06880
City, State and Zip Code

SEC 1344 (06-19)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant is unable to file its Annual Report on Form 10-Q for the quarter ended March 31, 2024 (the “Report”) by the prescribed date of May 15, 2024, without unreasonable effort or expense due to announced recent changes in management and reductions in force as well as limited financial resources. In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant intends to file the Report on or prior to the twentieth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anthony Amato	203	409-5444 ext 102
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

For the three months ended March 31, 2024, compared to three months ended March 31, 2023 BioSig Technologies, Inc., expects to report the following results of operations (dollars in thousands, other than per share numbers): Revenue for the three months ended March 31, 2024, totaled approximately $14 comprised entirely of recognized service revenue, as compared to $5 comprised entirely of recognized service revenue for the three months ended March 31, 2023. Cost of sales for the three months ended March 31, 2024, was Nil as compared to Nil for the three months ended March 31, 2023. Gross profit for the three months ended March 31, 2024, was approximately $14 or 100.0% as compared to $5 or 100.0% for the three months ended March 31, 2023. Research and development expenses for the three months ended March 31, 2024, were approximately $238, a decrease of approximately $824 or 77.6%, from $1,062 for the three months ended March 31, 2023. General and administrative expenses for the three months ended March 31, 2024, were approximately $2,726, a decrease of approximately $3,519, or 56.3%, from $6,245 incurred in the three months ended March 31, 2023. Depreciation and amortization expense for the three months ended March 31, 2024 totaled approximately $78 as compared to $84 incurred during the same period in 2023.  Net interest expense for the three months ended March 31, 2024, totaled approximately $3 as compared to $4 earned during the three months ended March 31, 2023. Other income (expense) for the three months ended March 31, 2024, totaled approximately $25 as compared to nil for the same period in 2023.  Preferred stock dividend for the three months ended March 31, 2024 and 2023, was the same, $2.  The proportionate income (loss) attributed to noncontrolling interests for the three months ended March 31, 2024, was approximately $13 as compared to $50 for the same period in 2023. Net loss available to common stockholders for the three months ended March 31, 2024, was approximately $3,128 compared to a net loss of $7,334 for the three months ended March 31, 2023, an increase of approximately $4,206 or 57.3%. Net loss per common share, basic and diluted, was approximately $(0.32) for the three months ended March 31, 2024, compared to $(1.19) for the three months ended March 31, 2023. The foregoing information is preliminary, unaudited and subject to change.

Special Note About Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding that the Company expects to file its quarterly report on Form 10-K on or before the fifteenth calendar day following its prescribed due date, and the results of operations and the events that led to such results expected to be presented therein. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including the risks that additional resources and time may be needed to complete and file the Form 10-K, and that the Company’s actual operating results may differ materially from these estimates upon completion of management’s review of the financial statements. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this Form 12b-25.

3

BioSig Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2024	By	/s/ Anthony Amato
		Name:	Anthony Amato
		Title:	Chief and Principal Executive Officer

4